April 18, 2022

BY EDGAR

Irene Barberena-Meissner, Esq.

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Brazil Minerals, Inc.
Registration Statement on Form S-1
Filed January 28, 2022
File No. 333-262399

Dear Ms. Barberena-Meissner:

This letter is submitted on behalf of Brazil Minerals, Inc. (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated February 16, 2022 with respect to the Registration Statement on Form S-1 filed with the Commission on January 28, 2022 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, the Company is submitting Amendment No. 1 to the Registration Statement (the “Amendment”), which will include corresponding changes in response to Staff’s comments.

In this letter, each of the Staff’s comments is indicated in bold, followed by the Company’s responses thereto. Page number references in the responses below are to the page numbers of the Amendment. Capitalized terms used but not defined in this letter have the meanings ascribed thereto in the Amendment.

Registration Statement on Form S-1 Filed January 28, 2022

Business, page 58

1. We note that you disclose estimates of mineralization that have been prepared in accordance with a jurisdiction outside the United States, such as NI 43-101. All estimates of mineralization should be prepared in accordance with the definitions established under U.S. Securities Law. Please revise to remove these estimates.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that all estimates of mineralization that have been prepared in accordance with a jurisdiction outside of the United States have been removed, except for the one estimate of mineralization prepared in accordance with the definitions established under U.S. Securities Law. Such remaining estimate is found in our “Business Section” under the heading “Iron” on page 33 of the Amendment and reads as follows:

On April 5, 2022, we filed a Current Report on Form 8-K with the SEC, with the Technical Report Summary (“TRS”) of the RP Project prepared in accordance with the standards set forth in Item 1300 of Regulation S-K and attached thereto as Exhibit 96.1. The TRS is also incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. The TRS presents an estimate of 7.85 million tons of iron ore resources within approximately 10% of the area of the RP Project which was studied.

2. Please revise to include a brief summary of your exploration plans and the associated cost for each property. To the extent this information has not been determined please include a statement to this effect in your disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that requested summary of the Company’s exploration plans and the associated costs for each property are included in the Amendment under the heading “Mineral Properties” beginning on page 37.

Please see the disclosures added below:

Lithium Projects

With respect to the Minas Gerais Lithium Project, our exploration plan as of the date of this prospectus is:

a) to continue to drill the current mineral right which is being explored to assess continuation and estimate volume of litiniferous spodumene deposits;

b) to publicly present an initial technical report of our exploration efforts prepared in accordance with the standards set forth in Item 1300 of Regulation S-K followed thereafter by updated versions of such report as more drilling and more data becomes available;

c) to begin exploratory drilling on many target areas with pegmatites which our field geologists have identified;

d) to continue careful geological map on foot of the vast mineral rights landbank that we have (45,456 acres in total) for presence of additional pegmatites;

e) to continue mineralogical analysis of sampled spodumene from our deposits with the intent of developing a processing route for spodumene concentrate, a commercial product.

We believe that a budget of $2,500,000 for the next 12 months would allow us to obtain material progress in the planned items listed above.

With respect to the Northeastern Brazil Lithium Project, our current exploration plan as of the date of this prospectus is to initially open five to ten trenches and drill three to five exploratory holes in a few specific areas.

We believe that a budget of $500,000 for the next 12 months would allow us to obtain material progress in these efforts.

Other Strategic Minerals

With respect to the properties listed above (rare earths, nickel, cobalt, titanium, and graphite), we do not have detailed exploration plans or budgets, as we have focused our attention and limited resources to date primarily towards our Lithium Projects.

Initial Properties

With respect to the properties listed above (alluvial gold and diamonds, industrial sand), we do not anticipate any exploration activity in the foreseeable future.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or would like further information regarding the foregoing, please do not hesitate to contact me.

Very truly yours,

/s/ Marc Fogassa
Marc Fogassa
Chief Executive Officer
Brazil Minerals, Inc.

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